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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 - - - - - - - -

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2000

                                 - - - - - - - -

                                  GOLDCORP INC.
             (Exact name of registrant as specified in its charter)


Province of Ontario                1-12970             98770100
(State or other jurisdiction       (Commission         (I.R.S. Employer
of Incorporation)                  File Number)        Identification No.)

Suite 2700, 145 King Street West                       M5H 1J8
Toronto, Ontario, Canada                               (Postal Code)
(Address of principal executive offices)

                                 (416) 865-0326
              (Registrant's telephone number, including area code)

(Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [   ]        Form 40-F [ X ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]   No [ X ]


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Other Events

          On October 2, 2000, October 3, 2000 and October 19, 2000 Goldcorp Inc., a corporation organized and existing under the laws of Ontario, Canada ("Old Goldcorp"), made filings on Form 6-K in connection with the proposed amalgamation of CSA Management Inc., a corporation organized and existing under the laws of Ontario, Canada ("CSA"), and Old Goldcorp into a new company, to be known as Goldcorp Inc. ("New Goldcorp"), pursuant to a Plan of Arrangement under section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). Included as exhibits to various of these filings were the Application, Notice of Return of Application, Notices of Special Shareholders' Meetings and Joint Management Information Circular, dated September 29, 2000 (collectively, the "Information Circular"), and the Supplement to the Information Circular, dated October 17, 2000 (the "Supplement"), in which the terms and conditions of the Arrangement are described.

          On October 31, 2000, the Ontario Superior Court of Justice - Commercial List (the "Court"), entered a final order approving the Arrangement. Pursuant to the terms and conditions of the Arrangement, CSA and Old Goldcorp have amalgamated to form New Goldcorp and (a) New Goldcorp Common Shares were issued in exchange for CSA Class A Non-Voting Shares, CSA Class B Shares, Goldcorp Class A Subordinate Voting Shares, and Goldcorp Class B Shares, (b) New Goldcorp Warrants were issued in exchange for existing Goldcorp Warrants, and
(c) each of the existing CSA Stock Options and Goldcorp Stock Options outstanding prior to the Arrangement becoming effective after the effectiveness of the Arrangement entitle the holders thereof to purchase New Goldcorp Common Shares.

          For the purposes of the United States federal securities laws, New Goldcorp is a successor issuer to Old Goldcorp. In this regard, New Goldcorp expressly adopts the reporting history under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of Old Goldcorp and undertakes to continue to satisfy Exchange Act reporting obligations on behalf of the amalgamated corporations. This is the first such filing. New Goldcorp will file with the Securities and Exchange Commission under Old Goldcorp's Commission File Number, 1-2970. In its capacity as a successor issuer to Old Goldcorp, New Goldcorp will today also file a Form 8-A registering Rights issued by New Goldcorp pursuant to an Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000 between Goldcorp Inc. (New Goldcorp) and Montreal Trust Company of Canada, as Rights Agent.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDCORP INC.



                                   By:  /s/ Victoria K. Russell
                                        Victoria K. Russell, Vice President
                                        Legal Services

Date:  November 1, 2000



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDCORP INC.



                                   By:  ____________________
                                        Victoria K. Russell, Vice President
                                        Legal Services

Date:  November 1, 2000